Tel: (949) 379-2600 Fax: (949) 379-2610	90 Discovery Irvine, California 92618 www.geracilawfirm.com

Anthony F. Geraci*

Christina L. Geraci

Sabine Wromar

Amy E. Martinez

Paul J. Sievers

Nema Daghbandan

Dennis R. Baranowski

Jaspreet Kaur

Kevin S. Kim

Melissa C. Martorella

Melissa L. Lucar

Alexa P. Stephenson

Bryan P. Redington

Aruna K. Hatti**

* Admitted in Arizona &New Jersey

**Admitted in New York & Washington D.C. only

December 13, 2017

Era Anagnosti

David Lin

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Re:	CF FUND II, LLC, File No. 024-10732

Response to SEC Comments on the Offering Statement on Form 1-A

Dear Ms. Anagnosti and Mr. Lin:

This letter is provided by CF Fund II, LLC (the “Company”) in response to the correspondence sent by Securities and Exchange Commission (the “Commission”) on November 21, 2017 (“SEC Comments Letter”). The SEC Comments Letter was provided in response to the Company’s submission of its Offering Statement on Form 1-A. Please find below our response to each item, each line item below directly corresponds to the comment number in the SEC Comments Letter. The response to the comments are arranged by number and into the following sections: (1) Response to General Terms of the Notes and Offering, (2) Response to Exhibit 4 – Subscription Agreement.

All capital terms, unless specified otherwise, shall have the same meaning as ascribed to in the SEC Comments Letter. In addition, please note that we have updated the date of the offering circular (“Offering Circular”) to the date of submission.

Response to General Terms of the Notes and Offering:

1.	Comment: We note your disclosure in paragraph 3 on page 12 stating that CFI, “in its sole and absolute discretion, may reject, postpone an Investor’s subscription, for any reason.” [emphasis added] In addition, we also note your disclosure under “Subscription Agreements” on page 14 indicating that the company has up to 90 days to accept or reject a subscription and that during that period subscription agreements are “non-cancelable and irrevocable by the Investor and subscription funds are non-refundable for any reason…”

Re: Response to SEC Comments Letter

December 13, 2017

•	While we note your response and revised disclosures in response to comment two, your ability to postpone subscriptions and have a 90-day period to accept or reject them continue to raise concerns that you may be conducting the offering on a delayed basis. In addition, it is unclear whether the 90-day approval period is imposed on every subscription individually, and how this timing will impact your requirement to meet the minimum offering amount in three months.

•	In light of your disclosure in the middle of page 14 that if the acceptance of a noteholder takes longer than 90 days, an investor may request to recover his investment funds, it is unclear how your offering complies with Exchange Act Rule 10b-9(a)(2) which requires, among other things, a prompt refund unless a specified number of units of the security are sold at a specific price within a specified time.

Please provide us with your legal analysis demonstrating how the suspension and delay of the offering in the manner identified above would be consistent with a continuous offering for purposes of compliance with Securities Act Rule 251(d)(3)(i)(F). In addition, please explain how the offering complies with Exchange Act Rule 10b-9, including with respect to prompt refund of amounts due if the minimum threshold is not met within three months. Please revise your disclosures throughout the offering statement as necessary to ensure compliance with the noted rules.

Response: Please note that we have removed the word “postpone” in order to accurately reflect the Company’s intent to sell the notes on a continuous basis. The Company is not postponing subscriptions in any manner as it is accepting subscriptions at all times. The admission process for each investor, which may take up to 90 days enables the Company to retain the right to reject an investor’s subscription. Nonetheless, the offer of the other notes will continue and remain in place even while that 90-day acceptance/rejection window is occurring for a particular investor at any time. The notes will be offered (and subscriptions will be accepted) on a continuous basis, commencing within two calendar days after the qualification date and will be offered in amount that is reasonably expected to be offered and sold within two years from the initial qualification date, as further outlined in Rule 251(d)(3)(i)(f).

As previously stated, this is not a delayed offering. The Company does not intend to hold future undefined offerings and the offering circular does not have any provision indicating that the Company will offer a portion of the Notes at a separate time. All of the Notes will begin to be offered by the Issuer upon qualification by the SEC on a continuous basis. The Notes will be offered by the Company as part of one single offering. The 90-day window is an admission process that allows the Company to retain the right to accept or reject an investor’s subscription only, and it applies to each investor. While one investor is going through the 90-day admission process, the Company will continue to offer and sell securities to other investors simultaneously. The 90-day window is not a mechanism utilized by the Company to stop or suspend the offering of the Notes until an undefined or defined time. The intention is not to delay nor postpone the offer of any securities. Rule 251(d)(3)(i)(f) requires the offer of securities to be continuous, and does not restrict not the process of admission. Accordingly, for example if investor 1 signs the subscription agreement on March 1, and Investor 2 signs a different subscription agreement on March 2, the Company will have 90 days from March 1 to admit/deny Investor 1, and 90 days from March 2, to admit or deny Investor 2. All funds will be automatically returned by the Company to the investor if the investor is not admitted as a Noteholder within 90 days.

Re: Response to SEC Comments Letter

December 13, 2017

In addition, we understand that Rule 251(d)(3)(i)(f) requires that any securities being offered, are offered in an amount that “is reasonably expected to be offered and sold within 2 years from initial qualification date”. [emphasis added] Respectfully, it is our position that the Issuer does satisfy this provision, notwithstanding the 90-day window to reject or admit an investor into the offering. This 90-day period is not a mechanism by which the Company will suspend or close down the offering. This period may take less than 90 days, for example, an investor may be admitted into the offering sooner than 90 days. Please note that the Company is not suspending nor closing down the offer and sale of other notes while any particular investor’s 90-day window applies to his, her or its subscription. Rather, the the Company will reject or accept an investor (during the investor’s subscription 90-day window) and continue to offer and sell other notes to other investors simultaneously. The offering and sale of the notes will not be suspended nor closed at any time. Moreover, the Company reasonably expects to sell $20,000,000 within two years of qualification, subject to an increase in the offering amount during the second year (if necessary, as the $20,000,000 applies to every 12-month period) and provided that is approved by the states and the Commission.

Please note that the 90-day window is imposed on every subscription individually, as stated in the Offering Circular (p. 14):

“13. Subscription Agreement. Each prospective Investor’s Subscription Agreement will be accepted or rejected by the Company within ninety (90) days or sooner, of its receipt. The Company reserves the sole and absolute right to reject any subscription tendered in whole or in part for any reason or no reason. (See “Use of Proceeds” below.) […]

Notwithstanding the previous paragraph, if an Investor’s funds have not been deposited into the Company’s bank account and the Investor has not been accepted as a Noteholder within ninety (90) days of delivering the Subscription Agreement to the Company, the Company will automatically return the Investor his, her or its investment funds and revoke the Subscription Agreement.”

Moreover, the Company’s 90-day window to accept or reject an investor does not impact the requirement to meet the minimum offering amount. The Company will have three (3) months from the date of qualification to raise $200,000, by offering and selling at least 4 notes to 4 investors. As required by Rule 251, the offering will commence within two days of qualification. The Company intends to offer the securities immediately upon qualification, meaning any investor who subscribes at that point will be subject to the 90-day window of acceptance or rejection, along with the condition that the Company must raise the minimum offering amount. The 90-day subscription window which would begin the day the offering is qualified and end 90 days after, coincides with the three (3) month timeframe to raise the minimum offering amount. Accordingly, for those initial investors, whether the 90-day subscription window applies, or the minimum offering amount is not raised, they could be rejected by the Company and their funds will be promptly refunded as outlined in “General Terms of the Notes and Offering – 14. Escrow Account” in the offering circular, including if the minimum offering amount is not raised. Each investor will be subject to the 90-day acceptance/subscription window.

Re: Response to SEC Comments Letter

December 13, 2017

Rule 10b-9(a)(2)

It is our position that Rule 10b-9(a)(2) does not apply to the Issuer. Rule 10b-9(a)(2) applies to “securities offered or sole whereby all or part of the consideration paid of any such security will be refunded to the purchaser if all or some of the securities are not sold.” Please note that the Issuer is not conditioning the refundability of the investor’s proceeds upon whether or not all or some of the securities are not sold. The 90-day window time frame is simply the method adopted by the issuer to accept or reject each investor, as it applies to each investor individually. Further, previously pg. 14 of the Subscription Agreement stated that if the process of admission takes longer than 90 days, then the Investor may request a refund of his or her money and the issuer will return the funds to the investor. The Company has now changed this provision to enable the investor to automatically receive a refund of his/her/its money if not admitted within 90 days. Accordingly, p. 14 of the Subscription Agreement does not condition the refundability of the investor’s funds if all or some of the securities are sold. Rather, p. 14 informs the investor that if admission does not occur within 90 days, the investor will receive an automatic refund of his or her money. Accordingly, the 90-day window applies to all of the investors.

As it applies to the minimum offering amount, please note that New Jersey and Pennsylvania have required the Issuer that, as a condition to obtain clearance, it implements a minimum offering amount (pursuant to NAASA’s Statement of Policy Regarding Impoundment of Process - Section IV). Nonetheless, it is our position that if Rule 10b-9(a)(2) were to apply (due to the Minimum Offering Amount), the Issuer meets the requirements of this rule. Rule 10b-9(a)(2) allows a security to be offered and sold, including an offering where all or part of the consideration paid for such security will be refunded to the purchaser if some of the securities are not sold (i.e. the minimum offering amount is not raised), if: (a) a specified number of units are sold at a specified price within a specific time frame, and (b) the total amount due to the seller (the Company) is received by him by a specific date. Accordingly, the Issuer does satisfy the requirements of Rule 10b-9(a)(2), part (a) and (b). The Company will refund the investors their money if a specific number of units within a specific time frame are not sold, e.g. at least $200,000 worth (4 notes) within 3 months, thus satisfying part (a). In addition, payment of such subscription is indeed received by the issuer by a specific date, which, as indicated in the offering circular, is upon subscription. As outlined in the offering circular (pg. 14, “General Terms of the Notes and Offering – 12. How to Subscribe”)., the issuer is requiring payment in the amount of the purchase price when the subscription agreement is signed and delivered by the investor (i.e. at time of subscription). Therefore, part (b) of Rule 10b-9(a)(2) is satisfied as well.

Re: Response to SEC Comments Letter

December 13, 2017

Moreover, please note that the Issuer will be using a segregated escrow account to hold subscription funds until the minimum offering amount is raised. Thereafter, all subscription funds will be placed into the Issuer’s main operating bank account. The use of an escrow account ensures that the investors’ funds will not be deployed and used by the Issuer until the minimum offering amount is raised. The escrow account also ensures that all of the subscription funds will be promptly returned to the investors if the minimum offering amount is not raised. This is also indicated in the offering circular under “General Terms of the Notes and Offering – 14. Escrow Account” (p. 15) as well in the “Summary of the Offering” table (p. 8), please see below:

“In the event the Minimum Offering Amount is not raised within three (3) months from the commencement of this Offering, all Investor funds will be automatically returned to the Investor, including interest earned while the funds were held in escrow.” (p. 8).

“The Company shall have three (3) months from the commencement date of this Offering to raise the Minimum Offering Amount. If the Minimum Offering Amount is not raised within those three (3) months, the escrowed proceeds shall be released and returned directly to the Investors by the Escrow Agent […]” (p. 15)

Response to Exhibits Comments

2.	Comment: Exhibit 4 – Subscription Agreement. We note your revisions and response to comment 3. However, it appears that Section 2(b) of the Subscription Agreement continues to include the problematic language which may operate as a waiver of liability. As previously requested, please remove such language.

Response: Please note that we have revised the Subscription Agreement to comply with the Commission’s comment. We have revised the disclosure to read as follows:

“2(a). I have read and understand the Offering Circular and Promissory Note. By purchasing the Promissory Notes and executing this Subscription Agreement, I hereby agree to the terms and provisions of the Promissory Notes.”

In addition, we hereby submit a current consent from the Company’s independent accountant (dated as of December 8, 2017).

Re: Response to SEC Comments Letter

December 13, 2017

We look forward to hearing from you soon. Please feel free to contact me should you have any questions or require additional documentation.

Thank you in advance for your time.

Very truly yours,

Melissa L. Lucar, Esq.
Melissa.lucar@geracilawfirm.com
Enclosures